JAMES A. DEEKEN
214.969.4788/fax: 214.969.4343
jdeeken@akingump.com

September 27, 2007

Mr. John F. Reynolds
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Hicks Acquisition Company I, Inc.
Registration Statement on Form S-1, File No. 333-143747

Dear Mr. Reynolds:

On behalf of Hicks Acquisition Company I, Inc. (the “Company”), we submit the following supplemental response that supplements our letter of earlier today (the “Prior Letter”) responding to the Staff’s comment letter, dated September 26, 2007 (the “Comment Letter”), relating to the above-captioned Registration Statement.

In the Prior Letter, we provided responses to the Comment Letter, including a response to Comment #7, which is, for convenience, recited below.  Per a conversation between the Company and Brian Van Bhandari of the Staff this morning, we are supplementing our response to Comment #7 (as contained below)

Financial Statements

Notes to the Financial Statements

Note 4 — Note Payable to Affiliate and Related Party Transactions, F-10

7.                                      Considering the private placement sponsor warrants will be sold to an entity which is beneficially owned by your founder, former Chief Executive Officer and Chairman of the Board, please disclose the fair value of these warrants and the amount of compensation expense to be recognized.  As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations.

We reviewed market data from blank check company offerings spanning the last few months and specifically targeted issuers with similar offering characteristics of the Company including sponsor warrants issued in units with an initial offering price of $10.  In our analysis, we determined that the average market price of the warrants approximated $1, with a median

Mr. John Reynolds
Securities and Exchange Commission
September 27, 2007

market price of $0.98.  Based on this analysis, we conclude that the purchase price of the private placement sponsor warrants approximates fair value, and as such, no compensation expense should be recognized.  As a result, other than certain additional language included in Note 4 to the financial statements, the Company does not believe that any additional disclosure is necessary.

Sincerely,

/s/ James A. Deeken

James A. Deeken

cc:	Joseph B. Armes
Bruce S. Mendelsohn